January 29, 2009
Mr. William H. Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	National Fuel Gas Company
Form 10-K for Fiscal Year Ended September 30, 2008
Filed November 26, 2008
Form 10-K/A for Fiscal Year Ended September 30, 2008
Filed January 6, 2009
Form 8-K filed November 18, 2008
File No. 1-10714
Dear Mr. Thompson:
     We have received your comment letter dated January 27, 2009 and will begin the process of formally addressing each comment. You have asked us to provide a response within 10 business days or to tell you when we will be able to provide a response. Due to the fact that we will be filing our Form 10-Q for the quarter ended December 31, 2008 no later than February 9, 2009, we would like to request an extension and expect to be able to file our formal response by February 20, 2009. We will address as many of your comments as possible in the Form 10-Q for the quarter ended December 31, 2008 and will describe those changes in our formal response. If this is not acceptable, please notify me at (716) 857-7344 or by email at camiolok@natfuel.com.

Sincerely, NATIONAL FUEL GAS COMPANY
By:	/s/ K.M. Camiolo
K.M. Camiolo
Controller